

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 21, 2018

Via E-Mail
Stephen Smoot
President and Chief Executive Officer
GEO Point Resources, Inc.
1421 E. Pomona Street
Santa Ana, California 92705

> **Re:** **Geo Point Resources, Inc.**
> **Information Statement on Schedule 14C**
> **Filed July 30, 2018**
> **File No. 000-55150**

Dear Mr. Smoot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please amend your filing to include updated interim financial statements of Tortec all required financial statements of Geo Point Resources, Inc. Refer generally to Item 14(c) of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Branch Chief
Office of Manufacturing and
Construction

cc: Via E-Mail
        Robert N. Wilkinson, Esq.